Mail Stop 6010

May 18, 2006

James A. Graner
Chief Financial Officer and Treasurer
Graco, Inc.
88 – 11th Avenue Northeast
Minneapolis, MN 55413

      RE: **Graco, Inc.**
                Form 10-K for the fiscal year ended December 30, 2005
                Filed February 27, 2006
                File No. 1-09249

Dear Mr. Graner:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Martin F. James
                                Senior Assistant Chief Accountant